

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Via E-mail
Brian Cahill
Chief Executive Officer
Southwest Iowa Renewable Energy, LLC
10868 189th Street
Council Bluffs, IA 51503

> **Re: Southwest Iowa Renewable Energy, LLC**
> **Amendment No. 2 to Form S-1**
> **Filed October 19, 2011**
> **File No. 333-166073**

Dear Mr. Cahill:

We have reviewed your registration statement and have the following comments.

General

1. We note that you will update the registration statement with your 2011 audited financial statements and related disclosures. Please be advised that we may have additional comments on updated information prior to effectiveness.

Fee table and prospectus cover page

2. We note the revisions you made in response to comment three from our letter dated March 25, 2011. Please note that the terms of the offering and plan of distribution with respect to all notes you are registering must be clear. The $1,456,056 principal amount of notes you are registering to cover either additional PIK Interest or the issuance of additional notes in the offering should be committed to one or the other of these options. As you note in your prospectus, if you wish to issue additional notes, you may file another registration statement, although as noted in prior comment one, it seems unlikely that you would be able to rely on Rule 462(b) for immediate effectiveness of the new registration statement, given the nature of your offering. A new registration statement would instead become effective under Rule 461.

Table of Contents, page iii

3. Please remove the references in your table of contents to sections included in Part II of your registration statement, which are not included in the prospectus.

Description of Securities to be Registered, page 31

Description of Series A Convertible Subordinated Term Notes, page 31

Subordination of the Notes, page 35

4. We note your response to comment 10 in our letter dated March 25, 2011, and your reference to the Credit Agreement for limitations on your ability to take out additional indebtedness senior to the Notes. Please describe these limitations under this heading or provide a cross-reference to your discussion of the same elsewhere in your prospectus.

The Notes are Subject to the Trustee Subordination Agreement and the Trustee Intercreditor Agreement, page 35

5. We note your response to comment eight in our letter dated March 25, 2011. Please disclose in this section, or provide a cross-reference to your Liquidity and Capital Resources section where you should disclose, how the Borrowing Base, as defined in the Credit Agreement, is determined. In addition, we note your disclosure that "the Trustee Intercreditor Agreement sets forth the order in which the Subordinated Debt [which includes the Notes] is repaid upon repayment or a refinancing." Please disclose in this section the order of debt repayment outlined by the Trustee Intercreditor Agreement.

Management Discussion and Analysis of Financial Condition, page 48

Liquidity and Capital Resources, page 51

6. We note your response to comment 15 in our letter dated March 25, 2011, and your disclosure that "[a]s of June 30, 2011, [you] had an outstanding balance of $105,271,901 under the Credit Agreement."   As previously requested, please disclose the amount remaining available under the Credit Agreement as of the end of the most recent period. Notes 5 and 6 to your financial statements indicate that you have repaid a portion of the construction loan and that under the revolving line of credit, you "may draw the lesser of $15,000,000 or 75 percent of eligible accounts receivable and eligible inventory."

7. We note your response to comment 16 in our letter dated March 25, 2011. As previously requested, please provide additional information about how the amounts available under the revolving line of credit are determined. We again note your disclosure in Note 5 to your financial statements that under the revolving line of credit, you "may draw the lesser of $15,000,000 or 75 percent of eligible accounts receivable and eligible inventory."

<u>Security Ownership of Certain Beneficial Owners and Management and Related Member
Matters, page 63</u>

8. Please update your beneficial ownership information as of the most recent practicable
    date. See Item 403 of Regulation S-K.

<u>Experts, page 87</u>

9. We note your reference under this heading to "financial statements as of and for the years
    ended September 30, 2011 and 2009." Please refer to the appropriate financial statement
    dates.

<u>Item 16. Exhibits and Financial Statement Schedules, page II-3</u>

10. Please file or incorporate by reference as exhibits the Lease Agreement and the Corn Oil
    Agreement, both described on page 65, or explain to us why you are not required to do
    so. Please refer to Item 601(b)(10) of Regulation S-K.

<u>Item 17. Undertakings, page II-8</u>

11. Please remove as inapplicable the undertakings set forth in paragraphs 4.i.a. and b,
    relating to offerings made in reliance on Rule 430B.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765
with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: David E. Gardels, Esq.
        Husch Blackwell Sanders LLP (via E-mail)